SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For June 18, 2007

Commission File Number 1-14642

ING Groep N.V.
Amstelveenseweg 500
1081-KL Amsterdam
The Netherlands

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1): _____

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7): _____

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

This Report contains a copy of the following:

(1)     The Press Release issued on June 18, 2007.

Amsterdam • 18 June 2007

Progress on share repurchase programme ING

ING announced today that, in line with the launch of its EUR 5.0 billion share buy back programme on 4 June 2007, the company has repurchased 5,314,000 (depositary receipts for) shares during the week of 11 June until 18 June.

The (depositary receipts for) shares were repurchased at an average price of EUR 32.35 for a total amount of EUR 171,915,423.26. For detailed information on the daily repurchased shares, see the ING website at www.ing.com/investorrelations.

The total number of (depositary receipts for) shares repurchased under this program to date is 11,831,500 ordinary shares for a total consideration of EUR 386,717,290.01. To date approximately 7.7% of the repurchase program has been completed.

The repurchase programme is expected to run until June 2008.

Press enquiries: Carolien van der Giessen, +31 20 541 6522, carolien.van.der.giessen@ing.com

ING is a global financial institution of Dutch origin offering banking, insurance and asset management to over 60 million private, corporate and institutional clients in more than 50 countries. With a diverse workforce in excess of 120,000 people, ING comprises a broad spectrum of prominent companies that increasingly serve their clients under the ING brand.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V. (Registrant)

By: /s/ H. van Barneveld
H. van Barneveld General Manager Corporate Control & Finance

By: /s/ C. Blokbergen
C. Blokbergen Corporate Legal Department Head Legal Department

Dated: June 18, 2007